Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

05012439

27 October 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 08 2005
WASHINGTON, DC

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
NOV 10 2005
THOMSON
FINANCIAL

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 SEPTEMBER 2005

QUARTER HIGHLIGHTS

- Cash at the end of the quarter was A$16.9 million.

Papua New Guinea

- Quarterly revenue received from SE Gobe field was A$1,942,771.
- Construction of a new drilling pad for additional SE Gobe production wells began.

Indonesia

- The Oyong gas development phase was approved by the joint venture.
- Oyong development drilling continued.
- Processing of the 3D seismic data acquired earlier in the year continued.
- The Jeruk -2 Sidetrack -4 well continued drilling.

New Zealand

- A Petroleum Mining Permit application for the Maari field was submitted to the New Zealand authorities.
- Tenders were received for the Maari platform, FPSO, drilling rig and other development components.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the quarter, the SE Gobe oil field was producing at an average rate of approximately 8000 barrels of oil per day (Cue share approximately 260 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was A$1,942,771 and equated to 24,184 barrels. Cue did not have any hedging arrangements in place during the quarter.

During the quarter construction began on a drilling pad for further SE Gobe development wells. It is expected that the pad will be finished in mid December 2005 to be followed by the drilling of a SEG-12 well and up to three further wells, depending on drilling results.

The positive results of the SEG-11 well indicate that both the year end 2004, remaining- to- be- produced, 2P oil reserves of 10 million barrels gross and the field producing life are likely to increase.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos
Oyong

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island. The three initial wells Oyong -1, -2, -3 indicated a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Oyong Development Plan

Oyong is being developed in two phases, an early oil phase followed by a gas development phase.

The production facility consists of a simple well head structure formed by triangular braced surface well conductors which extend above the sea surface from a sea floor tall template structure. The development wells are being drilled through and between the conductors.

Oil and gas will be processed on a nearby moored production barge. Oil will be stored in a permanently moored tanker prior to being exported and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java, under the existing contract. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Development Progress

Development drilling is expected to be completed in November 2005. Drilling of the development wells has revealed unexpected sealing faults that divide the reservoir into several fault bounded compartments.

Oil is absent from all fault compartments in the southern part of the field, but present in those in the north. The gas column is present in all fault compartments, substantially as anticipated. The structural complexity has required the drilling of pilot holes and some side track wells.

The field compartmentalisation has also resulted in lower volumes of oil in place and hence in lower volumes of recoverable oil than previously interpreted. Preliminary analysis suggests that recoverable oil volumes are now likely to be less than 8 million barrels, but that recoverable gas volumes are still likely to be around 100 billion cubic feet of sales gas.

Oil production is expected to begin in early 2006. Initial field oil flow rates are likely to be less than 10,000 barrels of oil per day. A clearer picture is unlikely until the field has been producing oil for several months. The gas production rate is not expected to be significantly changed and will be between 40-60 million cubic feet per day, with gas production expected to begin in early 2007.

Despite the likely changes to oil reserves, the high current and projected future oil prices, in conjunction with gas sales, result in positive Oyong economics and increased cash flow to Cue.

Oyong Funding

The capital expenditure for the field is now anticipated to be approximately US$120 million. Cue's share is now estimated to be US$18 million, an increase of US$1 million. The increase has been primarily due to the additional development drilling costs.

- **NEW ZEALAND**

PEP 38413 Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand

Background

PEP 38413 contains the Maari field and the nearby Manaia oil discovery. Cue acquired its interest in the field in March 2005. Maari is situated in 100 metres water depth, approximately 80km from the Taranaki coast and is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled in 1983 and has been the subject of a number of subsequent delineation wells.

Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 45-50 million barrels. Oil is reservoired in shallower M2A sands and oil and gas in the deeper Mangahewa Formation. Only the Moki Formation will be initially produced.

The M2A sands will be further appraised by the Moki Formation production wells and could provide upside production in the future. The Mangahewa Formation hydrocarbons appear to be sub commercial at this stage. The Manaia discovery requires further appraisal before its ultimate potential can be determined.

The proposed development scheme for Maari is a well head platform which will house the well heads for five horizontal production wells and three water injection wells. The produced hydrocarbons and water will be sent by subsea flow lines to a nearby Floating Production, Storage and Offtake (FPSO) vessel, where the oil, associated gas and produced water will be separated and processed.

It is expected that a joint venture development decision will be made before year end with first oil production anticipated in the first half of 2008.

The initial oil production rate is expected to be approximately 35,000 barrels of oil per day (gross), with Cue's share being 1750 barrels of oil per day. Oil production is expected to continue for around 10 years in the P_{50} reserve case.

Cue's share of capital development costs is now estimated to be US$18-20 million, an increase of US$6 million, primarily due to the substantial general cost increases being experienced by the oil and gas industry.

Activity

A Petroleum Mining Permit application for Maari development was submitted to the New Zealand authorities during the quarter with award being contingent on joint venture approval. Tenders were received for the platform, FPSO, drilling rig and other development components.

3. EXPLORATION ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

During the quarter, data processing and interpretation of the Wabi - Wasuma seismic survey was completed. The survey was recorded over the Wasuma and Bilip structures and the area immediately to the southwest of Bilip and is designed to define a drilling location for a potential exploration well in 2006.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

No exploration activity took place during the quarter.

PRL -8 contains the Kimu gas field.

Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet. Barikewa is located immediately adjacent to the likely route for the proposed PNG - Queensland gas pipeline.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Jeruk

Following the encouraging results of the Jeruk -2 Sidetrack 2 well, Cue reinstated its full 15% interest in the Jeruk oil discovery, on 28 April 2005.

Cue's option to reinstate was triggered by Santos' proposal to further appraise the Jeruk discovery by re-entering the Jeruk -2 well and further sidetracking, coring and production flow testing the well, and to drill four additional appraisal wells.

Background

The additional Jeruk appraisal drilling activity is designed to follow up the results from the Jeruk -1 and Jeruk -2 wells, which were drilled by Santos on a sole risk basis in 2004 and early 2005.

Jeruk -1 tested 4,700 barrels of oil and water from an open hole test at the top of the objective carbonate reservoir.

The Jeruk -2 Sidetrack 2 appraisal well flowed 7488 barrels of 33 ° API oil over a five hour period, through a 0.5 inch surface choke from an 18 metre interval from 5134 to 5152 metres measured depth at the top of the carbonate reservoir. The flow rate was constrained by the throughput capacity of the surface production facilities.

A further drill stem test (DST-3) in Jeruk -2 sidetrack 3, over the interval 5430-5460 metres measured depth, recovered oil and water, but flow potential of this zone could not be established due to restrictions caused by debris in the test string and mechanical problems in the well bore. The qualities of the oil and the pressure data from this test indicated that the oil is part of the same hydrocarbon column tested by the shallower Jeruk -2 Sidetrack 2 oil test, and consequently an oil column of some 380 metres was inferred to be present by the Operator.

Finance

By reinstating its rights Cue became obligated to pay in cash a lump sum amount of approximately US$9.1 million (A$12 million), which is equivalent to the cost it would have incurred if it had participated in the Jeruk -1 and -2 wells from the outset. The lump sum was paid on 27 May 2005. In addition, Cue will be required to pay a premium out of any future Jeruk oil production of approximately US$55 million.

In order to replace existing funds which were used to pay the lump sum and the cost of the re-entry, further sidetracking, coring and testing of Jeruk -2, Cue made a renounceable pro-rata entitlement offer of one new share for every five existing shares at an issue price of AUD 20 cents, raising AUD 17.4 million, less fees.

Jeruk -2 Sidetrack -4

In early May 2005, the Jeruk -2 well was re-entered and further sidetrack operations began. The side track was located approximately 200 metres west of Jeruk -2 ST 2. The top of the carbonate reservoir was penetrated some 66 metres low to prediction and approximately 40 metres low to the top in Jeruk -2 ST 2. An open hole flow test of the upper portion of the hole from 4974-5100 metres measured depth, flowed oil and mud prior to the test packer failing and the test being aborted.

Three rock cores were cut in total, to provide information on the reservoir quality. The cores show poor quality reservoir at this location. A deeper open hole flow test of the zone from 5088-5230 metres measured depth, initially recovered formation water and later, oil.

The zone from which the formation water was recovered is above the depth (5430-5460 metres measured depth) where oil and formation water were recovered in Jeruk -2 Side track -3.

A further flow test attempted at the top of the reservoir over the interval 5042-5080 metres measured depth, failed due to mechanical problems, requiring the well to be again side tracked into the top of the reservoir, where an open hole flow test over the interval 5027-5102 metres measured depth recovered oil at a controlled rate of 3000 barrels of oil per day. This test was designed to investigate reservoir parameters and to obtain a representative bulk sample of oil to allow determination of the chemical composition of the oil, including wax content, and to allow more reliable measurement of the concentration of contaminants, such as hydrogen sulphide and carbon dioxide.

The Jeruk drilling results to date indicate more variation in the rock quality and possibly a more complex reservoir system than earlier thought. There remains significant uncertainty as to the size of the oil pool.

Seismic

Acquisition of an extensive 3D seismic survey over the eastern and western portions (including Jeruk) of the Sampang block began in January 2005. Processing and interpretation of the survey continued during the quarter and is expected to be completed in late 2005. Cue's examination of the 3D data set suggests that the Jeruk structure is likely to be more complex than previously mapped.

Santos is integrating the drilling results and the 3D seismic interpretation into the evaluation of Jeruk. It is expected that additional wells will be required to determine the potential of the discovery. The first of these wells could begin drilling around the end of 2005.

Other Exploration

The 3D seismic was designed to also provide more detailed information on several potentially drillable prospects. Additional exploration wells are expected to be drilled in 2006.

Indonesian Participation

Under the terms of the Sampang Production Sharing Contract (and other Indonesian PSC's), BPMIGAS, or its nominee, has the right to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. If this were to occur Cue's participating interest would reduce to 13.5%. The right expires on 3rd November 2005.

- **AUSTRALIA**

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No exploration activity took place during the quarter.

T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

During the quarter investigation of existing technical data availability continued.

WA-359-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

WA-360-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

WA-361-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the quarter acquisition of existing technical data continued.

By Order of the Board

Andrew Knox
Public Officer

26 October 2005

Various statements in the release constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Summaries of some of the risks inherent in an investment in Cue Energy are set out on pages 11 and 24 of our Prospectus dated 19 May 2005 and lodged with the Australian Securities and Exchange Commission. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	30 September 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 3 months $A'000
1.1	Receipts from product sales and related debtors	1,943	1,943
1.2	Payments for (a) exploration and evaluation	(3,834)	(3,834)
	(b) development	(5,481)	(5,481)
	(c) production	(723)	(723)
	(d) administration	(562)	(562)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	243	243
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(24)	(24)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(8,438)	(8,438)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(17)	(17)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(17)	(17)
1.13	Total operating and investing cash flows (carried forward)	(8,455)	(8,455)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(8,455)	(8,455)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	-	-
1.20	Cash at beginning of quarter/year to date	25,088	25,088
1.21	Exchange rate adjustments to item 1.20	265	265
1.22	**Cash at end of quarter**	16,898	16,898

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	31
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,270
4.2	Development	6,855
	Total	**8,125**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	27	4,505
5.2	Deposits at call	16,871	20,583
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	16,898	25,088

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -	 - -	 - -	 - -
7.3	**+Ordinary securities**	523,532,506	523,532,506	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 - -	 - -	 - -	 - -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
7.7	**Options** *(description and conversion factor)*	 1,000,000 1,000,000	 - -	*Exercise Price* 30 cents 35 cents	 02/05/06 02/05/07
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 26 October 2005
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 SEPTEMBER 2005

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos (Sampang) Pty Ltd	15.0
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA359P	Cue Energy Resources Limited	50.00
WA360P	Cue Energy Resources Limited	50.00
WA361P	Cue Energy Resources Limited	50.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00